www.foothillspetro.com

September 12, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:	Foothills Exploration Inc., formerly known as Key Link Assets Corp. Form 8-K--Filed June 24, 2016 File No. 333-190836

Dear Ms. Ransom:

We have received your letter dated July 26, 2016 in which you relate that we were a shell company as defined in Exchange Act Rule 12b-2 prior to the transaction described in our Form 8-K as filed with the Commission on June 24, 2016. Your letter requests that we provide you with our analysis for why we “treated the transaction disclosed in the above referenced Form 8-K as resulting in a change in shell company status.”

Securities Act Rule 405 and Exchange Act Rule 12b-2 define a shell company as a company, other than an asset-backed issuer, with no or nominal operations; and either:

•	no or nominal assets;
•	assets consisting of cash and cash equivalents; or
•	assets consisting of any amount of cash and cash equivalents and nominal other assets.

Key Link acquired Foothills Petroleum, Inc. (“FPI”) in a share exchange described in the abovementioned 8-K. At the time Key Link acquired FPI (the “Acquisition Date”), the audited financial statements of FPI reflected that it is an independent oil and gas exploration company engaged in exploration and development of oil and gas properties. As of December 31, 2015, FPI had acquired rights to oil and gas property consisting of approximately (i) 38,120 acres in the Greater Green River Basin and (ii) 3,061 acres in Fremont County, all in the state of Wyoming. Further as of the Acquisition Date FPI had

•	an active business plan and website (please see www.foothillspetro.com),
•	a fulltime employee and a regular part-time employee,
•	active professional consultants who are providing access to a variety of acquisition prospects under consideration,

Mara L. Ransom

United States Securities and Exchange Commission

September 12, 2016

•	leased offices in Denver, Colorado,
•	an experienced board of directors who render regular, paid services, and FPI is and was then
•	actively engaged in evaluating and pursuing acquisitions of both producing and non-producing properties, which include but are not limited to the properties subject to the MOU noted below.

At December 31, 2015, FPI reported audited assets of more than $643,000 and $600,000 of convertible debt that automatically converted into equity, in the form of shares of common stock, at a price of $0.665 per share upon completion of the Key Link – FPI transaction. Moreover, FPI had negotiated an additional $400,000 in convertible debt, received in April 2016, for a total of $1 million, and had also reached understandings for supplemental equity financing of an additional $2 million which subsequently was realized on June 30, 2016, with the result that the company received the balance of funding that had been earlier negotiated by the parties, again at $0.665 per share. Although the definitive agreement for the most recent $2 million tranche of financing was executed on the aforementioned date, the transaction was negotiated earlier between Alternus, the original holder of the $1,000,000 of convertible debt, with the rights for the $2 million balance subsequently assigned to Berwin Trading Limited as noted within the definitive securities purchase agreement attached as an exhibit to the Form 8-K filed with the Commission on July 7, 2016.

Prior to the Acquisition Date FPI had further negotiated and executed at least one non-binding memorandum of understanding relating to the possible acquisition of several thousand acres of additional oil and gas leases in Utah, encompassing equipment, drilling bonds and related operating entities, which may further include current production. This MOU is subject to further due diligence and the entry into a definitive purchase agreement. Although no assurance can be given that this or any other transaction under consideration will close, this transaction is representative of the active operating, non-shell status, of FPI. Giving effect to the foregoing we respectfully submit that the hallmarks of a "shell company" are nowhere present here and upon the Acquisition Date Key Link, via its operating subsidiary FPI, in all respects ceased to be a shell company under the definition found in Exchange Act 12b-2. As a consequence, management firmly believed, and believes, that it was appropriate to amend Form 8-K to reflect the change in shell company status noted in your letter.

Should you have any further questions or comments kindly direct them to the undersigned with a copy to our counsel, Aaron A. Grunfeld, by telephone at 310-788-7577, or by email at agrunfeld@grunfeldlaw.com. Thank you.

Respectfully,

Foothills Exploration Inc.

By:  /s/ B.P. Allaire
        B. P. Allaire, Chief Executive Officer

cc (via e-mail): Scott Anderegg

Aaron A. Grunfeld